

07002328



SEC MAIL
RECEIVED
PROCESSING
FEB 27 2007
WASH. D.C.
186
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-02259

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT INDENTIFICATION

NAME OF BROKER-DEALER: **M. GRIFFITH LOCKE ~~FINANCIAL~~ Investment SERVICES, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 FRENCH ROAD, BUILDING #2
(No. and Street)

NEW HARTFORD	**NEW YORK**	**13413-0895**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID T. GRIFFITH, PRESIDENT **(315) 797-0130**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EVANS AND BENNETT, LLP
(Name - if individual, state last, first, middle name)

135 DEWITT STREET	**SYRACUSE**	**NEW YORK**	**13203**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 12 2007
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United State or any of its possessions

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **DAVID T. GRIFFITH**, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **M. GRIFFITH LOCKE FINANCIAL SERVICES, INC.**, as of **DECEMBER 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

MARY E FORD
NOTARY PUBLIC, STATE OF NY
#01F06355925
APPOINTED IN ONEIDA COUNTY
COMMISSION EXPIRES 6/30/2010

Signature

President
Title

Mary E Ford
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition and Net Capital.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal accounting control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M. GRIFFITH LOCKE FINANCIAL SERVICES, INC.

NEW HARTFORD, NEW YORK

AUDITED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006


SEC MAIL
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CONTENTS

Evans and Bennett, LLP
CERTIFIED PUBLIC ACCOUNTANTS
135 DEWITT STREET
SYRACUSE, N.Y. 13203
(315) 474-3986
FAX # (315) 474-0716


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INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
M. Griffith Locke Financial Services, Inc.
New Hartford, New York

We have audited the accompanying statement of financial condition of M. Griffith Locke Financial Services, Inc. (the Company) as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of M. Griffith Locke Financial Services, Inc. as of December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Evans and Bennett, LLP
Certified Public Accountants

Syracuse, New York
January 18, 2007

M. GRIFFITH LOCKE FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 269,511
Cash - deposits with clearing organization	203,546
Receivables from broker-dealers and clearing organizations	212,427
Securities owned - certificate of deposit	247,187
Property and equipment - net	128,838
Goodwill	1,050,000
Other assets	177,360
Total assets	$2,288,869

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued expenses and other liabilities	$ 267,135
Total liabilities	267,135
Stockholder's equity	
(Retained earnings, since March 17, 2005)	2,021,734
Total liabilities and stockholder's equity	$2,288,869

A copy of our most recent annual report, Form X-17a-5, is available for examination and copying at the principal office of the firm in New Hartford, New York, as well as the office of the Securities and Exchange Commission in New York, New York.

The accompanying notes are an integral part of these financial statements

Note 1. Organization and Nature of Business

M. Griffith Locke Financial Services, Inc. (the Company) is a broker-dealer, registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a New York corporation and is a wholly owned subsidiary of MGL Associates, Inc. On March 17, 2005, NBT Financial Services, Inc. sold the stock of M. Griffith Locke Financial Services, Inc. to MGL Associates, Inc.

Note 2. Summary of Significant Accounting Policies

Nature of Operations

The Company is an introducing broker, engaged principally in the trading and brokerage of investment company shares (mutual funds), equity securities, bonds, other investment products and investment advisory services.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all money market accounts and certificates of deposit purchased with original maturities of less than three (3) months to be cash equivalents.

Note 2. Summary of Significant Accounting Policies (continued)

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Marketable Securities

Marketable equity securities in the Company's investment account (available for sale) are valued at market value, fair value or bid price, whichever is most clearly determinable for financial statement purposes. For tax purposes, any unrealized gain or loss recognized on the investment account is removed from the calculation of taxable income. The aggregate value of marketable securities presented exceeds their costs by approximately $28,296.

Property, Equipment and Depreciation

Property and equipment are recorded at cost. Renewals and betterments of property are accounted for as additions to asset accounts. Repairs and maintenance charges are expensed as incurred. Depreciation is computed using accelerated methods for financial reporting and income tax purposes. Estimated useful lives are as follows:

Office equipment	3 - 7 years
Leasehold improvements	10 - 15 years

Goodwill

The Company adopted SFAS No. 142, which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. The Company has completed their testing and has concluded there is no impairment adjustment required in the current year.

Note 2. Summary of Significant Accounting Policies (continued)

Commission Income

Trading, insurance and mutual fund commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income

Investment advisory fees are received monthly or quarterly and are earned on a pro rata basis over the term of the contract.

Income Taxes

The Company has elected to be treated as a Subchapter "S" corporation under the Internal Revenue Code and the New York State Corporation Tax Law. Under these elections, the income, generally, is taxed directly to the shareholder. New York State has enacted a minimum tax on corporations, which resulted in a corporate level tax of $425 for the year ended December 31, 2006, as is reflected in these financial statements.

Compensated Absences

The Company has not accrued for compensated absences. The Company recognizes the compensation expense when it is paid to the employees.

Note 3. Receivables from Broker-Dealers and Clearing Organizations

Receivables consist principally of commissions due from the firm's clearing brokers and various other mutual funds. Accounts are charged to bad debt expense as they are deemed uncollectible upon a periodic review of the accounts. At December 31, 2006, management deemed that no allowance for uncollectible accounts was considered necessary.

Note 4. Property and Equipment - Net

A schedule of property and equipment at December 31, 2006 is as follows:

Office equipment	$ 314,581
Leasehold improvements	48,279
	362,860
Accumulated depreciation	(234,022)
Property and equipment - net	$ 128,838

Depreciation expense was $48,009 for the year ended December 31, 2006.

Note 5. Goodwill (see Note 2)

As part of the stock purchase from NBT Financial Services, Inc., the Company has previously existing goodwill of $1,050,000 recorded on the financial statements. The Company adopted SFAS No. 142, which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. The Company has completed their testing and has concluded there is no impairment adjustment required in the current year.

Note 6. Retirement Plans

The Company maintains a 401(k) pension and profit sharing plan (the Plan). The Company contributes to the Plan based on employees' contributions out of their annual salary. In addition, the Company may also make discretionary contributions to the Plan, based on profitability. Participation in the Plan is contingent upon certain age and service requirements. There were no discretionary contributions made for 2006.

Note 7. Commitments and Contingencies

Operating Leases

The Company has a five-year lease on its office in New Hartford, New York, with David T. Griffith (President) through March 2010. Currently, the lease provides for payments of $127,500 per year. Per the contract terms, the tenant is responsible for general repair and maintenance, utilities and real estate taxes above the base year cost. Total rent expense was $127,500 for the year ended December 31, 2006.

The Company has various auto leases with different terms, lenders and dates of expiration ranging from November 2008 through November 2009. Lease terms require annual payments of $39,934. Total vehicle lease expense net of reimbursements was $30,327 for the year ended December 31, 2006.

The Company has various other operating leases expiring through February 2010, requiring annual payments of approximately $5,971.

Note 7. Commitments and Contingencies (continued)

The minimum annual rental commitments over the next five years are as follows:

	Real Estate	Vehicles	Equipment	Total
2007	$ 127,500	$ 39,934	$ 5,971	$ 173,405
2008	127,500	38,336	5,971	171,807
2009	127,500	18,539	2,038	148,077
2010	31,875	-	340	32,215
2011	-	-	-	-
Total	$ 414,375	$ 96,809	$ 14,320	$ 525,504

Note 8. Related Party Transactions

Leases

As mentioned in Note 7, the Company leases office space from its President. Rent paid to its President under this agreement amounted to $127,500 for the year ended December 31, 2006.

Note 9. Off-Balance-Sheet Credit Risk and Concentrations of Credit Risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other party is unable to fulfill contractual obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company is, therefore, exposed to risk of loss on these transactions. Settlement of these transactions is not expected to have a significant effect upon the Company's financial position.

The Company does not engage in proprietary trading of volatile securities such as short options and futures.

Note 10. Net Capital Requirements

As a registered broker-dealer, M. Griffith Locke Financial Services, Inc. is subject to the requirements of rule 15c3-1 ("the net capital rule") under the Securities and Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a broker-dealer to have, at all times, sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" from exceeding fifteen times its "net capital" as those terms are defined and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2006, M. Griffith Locke Financial Services, Inc.'s aggregate indebtedness and net capital were $267,135 and $648,302, respectively, a ratio of .41 to 1, and net capital exceeded the minimum capital requirement of $250,000 by $398,302.

A copy of our most recent annual report Form X-17a-5 is available for examination and copying at the principal office of the firm in New Hartford, New York, as well as the offices of the Securities and Exchange Commission in New York, New York.

END